SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 333-116038

Symmetry Medical Inc. 401(k) Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.

220 W. Market Street

Warsaw, Indiana 46580

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA and are included in this Report.

Financial Statements and Exhibits	Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

Signature

Exhibit Index

Exhibit 23.1 — Consent of Independent Registered Certified Public Accountant

Symmetry Medical Inc. 401(k) Plan

EIN 35-1996126  PN 001

Accountants’ Report and Financial Statements

December 31, 2006 and 2005

Symmetry Medical Inc. 401(k) Plan

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

Symmetry Medical Inc. 401(k) Plan

Warsaw, Indiana

We have audited the accompanying statements of net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2006, and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Fort Wayne, Indiana

June 29, 2007

Federal Employer Identification Number:  44-0160260

Symmetry Medical Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets

Investments	$30,531,397	$15,443,670
Contribution receivables
Participants	122,987	127,371
Symmetry Medical Inc. and subsidiaries	191,874	589,279

Total contribution receivables	314,861	716,650

Total assets	30,846,258	16,160,320

Liabilities

Accrued expenses	9,169	4,697
Excess contribution payable	22,823	8,936

Total liabilities	31,992	13,633

Net Assets Available for Benefits	$30,814,266	$16,146,687

See Notes to Financial Statements

Symmetry Medical Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Investment income
Net appreciation in fair value of investments	$1,768,693	$17,503
Interest	314,786	146,027
Dividends	1,311,574	686,828

	3,395,053	850,358
Contributions
Symmetry Medical Inc. and subsidiaries	1,076,019	895,704
Participants and rollovers	2,625,759	1,431,908
Merger of Jet Engineering 401(k) Plan	9,094,243	—

	12,796,021	2,327,612

Total additions	16,191,074	3,177,970

Deductions
Benefits paid directly to participants	1,486,075	659,892
Administrative expenses	37,420	18,628

Total deductions	1,523,495	678,520

Net Increase	14,667,579	2,499,450

Net Assets Available for Benefits, Beginning of Year	16,146,687	13,647,237

Net Assets Available for Benefits, End of Year	$30,814,266	$16,146,687

See Notes to Financial Statements

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1:   Description of the Plan

The following description of the Symmetry Medical Inc. 401(k) Plan (Plan) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions which is available from the plan administrator.

General

The Plan is a defined contribution plan which provides retirement benefits for substantially all full-time employees of Symmetry Medical Inc. and certain subsidiaries (Company) who have at least three months of service and are age 21 or older and meet other eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer and contribute an amount up to 25% of their annual compensation, as defined by the Plan, not to exceed certain dollar limitations that are set by law.  Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law.  Participants may also make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may contribute a discretionary amount equal to a matching percentage of the participant’s deferred contribution for each payroll period.  Each year, the Company may make discretionary profit sharing contributions in addition to the matching contribution.  The Company may designate as a qualified nonelective contribution to all or any portion of its profit sharing contribution.  Participants must meet certain requirements as defined in the Plan to share in the discretionary matching and profit sharing contributions.  These conditions do not apply in the year of a participant’s death, disability or retirement or after normal retirement age.

Additionally, the Plan allows participants to change the amount of their contribution (salary deferral) on a periodic basis and to direct the investment of their funds and contributions on a daily basis.  Currently, a participant may select from several diversified mutual funds offering different investment objectives.  In March 2005, the Plan was amended to allow the common stock of the Company as an investment alternative under the Plan.  Participants may not make an election to allocate more than 20% of their deferrals (contributions) nor to reallocate more than 20% of their account balances to the Company’s stock.

During 2006 and 2005, the Company matched 50% of a participant’s before-tax contributions up to a maximum set by each division.  The Company may also, at its discretion, make additional profit sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. Discretionary contributions in 2006 and 2005 were $0 and $582,170, respectively (net of forfeitures of $0 and $7,109).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.  As of December 31, 2006 and 2005, forfeited, nonvested accounts totaled $22,295 and $7,109, respectively.

Participant Loans

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day before the new loan is made over a participant’s current balance of loans from the Plan and other qualified Plans on the day the new loan is made.  The term of repayment of a loan other than a home loan must not be greater than five years.  The term of repayment of a home loan must not be greater than 15 years.  A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the plan administrator, which is the prime rate as determined by the Plan’s trustee or its affiliate plus 1% (3.0% to 10.5% at December 31, 2006).  Principal and interest is paid ratably through payroll deductions.  The maximum number of loans that a participant may have at any one time is two.  Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans.

Vesting

Participants are immediately vested in their contributions, including rollover contributions, and qualified nonelective contributions plus actual earnings thereon.  Vesting in the Company’s matching and profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Percentage Vested and Nonforfeitable
1	25%
2	50
3	75
4	100

Payment of Benefits

Upon termination of service or death, disability or retirement, a participant with a vested account balance exceeding $5,000 will receive a lump-sum distribution equal to the vested value of his or her account or periodic (monthly, quarterly or annual) installments over a period of not more than the participant’s or participant and spouse’s assumed life expectancy.  Separated participants with vested account balances not exceeding $1,000 that have not made an election within 60 days will receive lump-sum distributions as soon as administratively feasible.  The Plan also provides for participant loans as described above and certain hardship withdrawals.  Distributions of benefits are recorded as withdrawals from the Plan and reduction of net assets available for plan benefits in the period paid to the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:                                      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end.  The participant loans are valued at their outstanding balances, which approximates fair value.

The investment in Symmetry Medical Inc. Common Stock has been unitized and is comprised of cash and Symmetry Medical Inc. Common Stock.  The Plan holds a nominal amount of these units in cash in order to provide liquidity for timely distributions.  At December 31, 2006 and 2005, these units are comprised of 13,098 and 8,450 shares of Symmetry Medical Inc. Common Stock and cash of $7,589 and $1,264.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative, recordkeeping and trustee expenses for the Plan are charged to the Plan.  All other administrative expenses are paid by the Company.  Administrative expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Wells Fargo Bank, N.A.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:                                      Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2006 and 2005 as follows:

	2006
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$1,546,519	$26,531,374
Symmetry Medical Inc. common stock units	(54,521)	189,246
Collective investment funds	276,695	2,009,252

	1,768,693	28,729,872

Investments at Cost Which Approximates Market
Participant loans	—	1,801,525

	$1,768,693	$30,531,397

	2005
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$(9,176)	$13,633,273
Symmetry Medical Inc. common stock units	(5,351)	163,883
Collective investment funds	32,030	698,933

	17,503	14,496,089

Investments at Cost Which Approximates Market
Participant loans	—	947,581

	$17,503	$15,443,670

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2006	2005
Janus Balanced Fund	$1,816,596	$1,354,045
Janus Twenty Fund	3,467,897	—
Julius Baer International Equity Fund	2,787,416	811,731
Mosiac Mid Cap Fund	2,846,287	1,429,537
Participant Loans	1,801,525	947,581
Wells Fargo Advantage Total Return Bond Fund	1,766,820	1,015,872
Wells Fargo Diversified Equity Fund	2,523,819	2,080,775
Wells Fargo Growth Equity Fund	2,008,160	1,616,243
Wells Fargo Advantage Index Fund	3,010,023	2,496,137
Wells Fargo Russell 2000 Index Fund	2,009,252	—
Wells Fargo Advantage Large Cap Fund	1,609,449	—
Wells Fargo Stable Income Fund	2,725,601	1,320,973

Note 4:                                      Related Party Transactions

Certain Plan investment shares of mutual funds managed by Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A. is the trustee of the Plan.  Transactions in such investments are considered to be party-in-interest investments.  Fees paid to Wells Fargo Bank and affiliates for administrative, recordkeeping and trustee services were $37,420 and $18,628 for the years ended December 31, 2006 and 2005, respectively.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 5:                                      Employer Matching

During 2006, the Plan Administrator discovered that employer profit sharing contributions were only contributed to employees with dates of service greater than one year.  The result was participants employed for more than 90 days, but that had not reached their one-year anniversary, were excluded from employer profit sharing contributions for the Plan years ending December 31, 2001 through 2005.  The Plan Sponsor has estimated $150,000 is due to the Plan for participants improperly excluded from the contributions.  This amount is included in contributions receivable from Symmetry Medical Inc. and subsidiaries at December 31, 2006.  On January 1, 2007, the Plan was amended to change the eligibility for employer profit sharing contributions to a minimum service requirement of one year.

Note 6:                                      Plan Amendments

On January 1, 2006, the Plan was amended to no longer impose an allocation condition for the employer matching contributions.  In addition, the plan was amended to allow in-service withdrawals for participants attaining the age of 59 ½.

Note 7:                                      Plan Merger

On January 1, 2006, the Plan merged in total assets of $9,094,243 from the Jet Engineering 401(k) Plan.

Note 8:                                      Subsequent Events

On January 1, 2007, the Plan merged in the net assets of the Riley Medical and Everest Pension Plans of approximately $830,000.  Additionally, the Plan was amended effective January 1, 2007, to change the eligibility for employer profit sharing contributions to a minimum service requirement of one year.

Supplementary Information

Symmetry Medical Inc. 401(k) Plan

EIN 35-1996126  PN 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of Issuer	Description of Investment	Current Value

	Mutual Funds
	American Funds New Perspective Fund	29,803.8775 shares	$940,312
	Janus Balanced Fund	74,420.1577 shares	1,816,596
	Janus Twenty Fund	63,491.3364 shares	3,467,897
	Julius Baer International Equity Fund	66,005.5744 shares	2,787,416
	Mosaic Mid Cap Fund	218,273.4965 shares	2,846,287
*	Wells Fargo Advantage Total Return Bond Fund	146,259.9535 shares	1,766,820
*	Wells Fargo Diversified Equity Fund	64,366.7142 shares	2,523,819
*	Wells Fargo Growth Equity Fund	72,706.7287 shares	2,008,160
*	Wells Fargo Advantage Index Fund	54,001.1344 shares	3,010,023
*	Wells Fargo Advantage Large Cap Fund	163,064.7624 shares	1,609,449
*	Wells Fargo Outlook 2020 Fund	11,004.9766 shares	156,161
*	Wells Fargo Outlook 2030 Fund	14,572.4212 shares	219,752
*	Wells Fargo Outlook 2040 Fund	37,533.4105 shares	653,081
*	Wells Fargo Stable Income Fund	265,136.2665 shares	2,725,601

			26,531,374

	Common Stock
*	Symmetry Medical Inc.	24,856.2459 shares	189,246

	Collective Trust Fund
*	Wells Fargo Russell 2000 Index Fund	111,192.7147 shares	2,009,252

	Participant Loans	Various loans with interest rates varying from 3.0% to 10.5% due through February 5, 2021	1,801,525

			$30,531,397

* Party-in-Interest